UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2004

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-s(b): 82-__________.)

SIGNATURES
EXHIBIT INDEX
EX 99.1: Total and the University Beijing
EX 99.2: Angola : discovery in Block 32
EX 99.3: Venezuela's Yucal Placer Field
EX 99.4: Total approves offer of Sanofi-Synthelabo
EX 99.5: Total reports 1st Quarter 2004 results
EX 99.6: Consolidated Accounts & the Notes thereto
EX 99.7: Q1 2004 Sales
EX 99.8: Notice of Meeting of Shareholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 10th, 2004	By :	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 :	Total Professeurs Associés and the University of Petroleum, Beijing (April 8, 2004).

➢	EXHIBIT 99.2 :	Angola : Total makes second oil discovery in the Angolan ultra-deep waters of Block 32 (April 20, 2004)

➢	EXHIBIT 99.3 :	Venezuela’s Yucal Placer Field Brought on Stream (April 23, 2004)

➢	EXHIBIT 99.4 :	Total approves increased, friendly offer of Sanofi-Synthélabo recommended by the Supervisory Board of Aventis (April 26, 2004)

➢	EXHIBIT 99.5 :	Q1 2004 Results (May 7, 2004).

➢	EXHIBIT 99.6 :	Total S.A.’s First Quarter 2004 Consolidated Accounts, French GAAP (May 7, 2004).

➢	EXHIBIT 99.7 :	Total’s Sales in the First Quarter of 2004 (May 7, 2004).

➢	EXHIBIT 99.8 :	Notice of Meeting of Shareholders of May 14, 2004.